FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, position and sensitivity analyses.

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading and non-trading where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group's businesses.

The Group's VaR should be interpreted in the light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the 500 trading day time series. Therefore, events more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and balance sheet management (continued)

Market risk: GBM traded revenue

http://www.rns-pdf.londonstockexchange.com/rns/0661G_-2011-5-6.pdf

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Key points
•
The average daily revenue earned from GBM's trading, balance sheet management and other trading activities in Q1 2011 was £33.9 million, compared with £15.5 million in Q4 2010 and £39.7 million in Q1 2010. The standard deviation of these daily revenues was £19.9 million in Q1 2011, compared with £20.7 million in Q4 2010 and £19.7 million in Q1 2010. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

•
An analysis of the frequency distribution of daily revenue shows that there were two days with negative revenue during Q1 2011, compared with eleven days in Q4 2010 and no days in Q1 2010. The most frequent result in Q1 2011 is a daily revenue of between £25 million and £30 million with ten occurrences compared with five occurrences in Q4 2010 and six occurrences during Q1 2010.

Risk and balance sheet management (continued)

Market risk (continued)

The table below details VaR for the Group's trading portfolio, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.
	Quarter ended
	31 March 2011				31 December 2010				31 March 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	60.4	60.2	79.2	42.1	64.0	57.0	83.0	47.6	47.5	54.4	64.2	32.5
Credit spread	134.1	97.7	151.1	97.7	134.4	133.4	196.1	110.2	148.8	163.3	191.5	113.0
Currency	12.2	10.5	18.0	8.1	15.2	14.8	25.6	8.4	18.6	22.2	24.7	13.9
Equity	11.1	10.7	14.5	8.0	10.1	10.9	15.2	4.7	11.3	8.2	17.3	6.6
Commodity	0.2	0.1	0.7		7.9	0.5	18.1	0.5	10.6	10.8	14.0	8.3
Diversification		(71.1)				(75.6)				(126.4)

Total	156.4	108.1	181.3	108.1	154.3	141.0	191.5	110.8	140.6	132.5	204.7	103.0

Core	108.2	72.2	133.9	72.2	99.2	101.2	121.0	58.3	87.2	82.4	145.4	58.9
CEM	40.0	34.7	47.6	34.5	49.1	54.6	64.2	38.7	37.5	33.6	41.2	30.3
Core excluding CEM	88.0	70.6	106.2	65.2	81.3	78.7	102.8	54.2	79.5	73.5	108.7	53.6

Non-Core	113.9	109.4	128.6	104.1	105.5	101.4	119.7	92.3	84.6	87.1	98.8	63.2

Key points
•
The credit spread VaR for Q1 2011 was lower than Q1 2010 primarily due to the exceptional volatility of the market data from the period of the financial crisis dropping out of the 500 days of time series data used in the VaR calculation. Credit spread VaR also reduced as the quality of the market data time series used in the ABS Mortgage Trading business was improved, moving from interpolated weekly data to daily observed time series. This change has improved the accuracy of the correlation between the different time series in the daily data. Additionally, the basis modelling between the cash and derivatives has been refined by introducing additional time series for the subprime and subordinated residential bonds, reducing the over-reliance on the commercial mortgage basis which was used as a conservative proxy.

•	CEM trading VaR reduced during Q1 2011 due to lower volatility combined with reduced exposures.

•
Non-Core VaR was slightly higher in Q1 2011 than for Q4 2010 due to increases in the market value of the exposures within the Structured Credit Portfolio (SCP) trading book, as credit indices continued to rally over the quarter.

•	The commodity VaR in Q1 2011 has reduced to a minimal level when compared with 2010 due to the sale of the Group's interest in the RBS Sempra Commodities joint venture.

Risk and balance sheet management (continued)

Market risk (continued)

The table below details VaR for the Group's non-trading portfolio, excluding the SCP and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.
	Quarter ended
	31 March 2011				31 December 2010				31 March 2010(1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	7.8	7.0	10.8	6.5	8.0	10.4	10.8	5.3	10.1	10.4	13.3	6.9
Credit spread	23.8	22.5	39.3	14.2	17.0	16.1	21.8	15.4	55.1	40.2	101.2	40.2
Currency	0.6	0.6	1.8	0.1	2.3	3.0	3.7	1.3	1.4	0.9	4.9	0.3
Equity	2.5	2.3	3.1	2.2	2.9	3.1	4.6	0.3	1.2	0.3	3.5	0.2
Diversification		(5.4)				(15.9)				(15.0)

Total	26.5	27.0	41.6	13.4	16.2	16.7	21.3	13.7	52.0	36.8	98.0	36.8

Core	25.5	26.1	38.9	13.5	15.6	15.6	21.3	12.8	51.5	36.5	98.1	36.5
Non-Core	2.6	2.4	3.4	2.2	2.8	2.8	4.1	0.2	1.4	0.3	3.6	0.3

Note:
(1)	Revised to exclude SCP and LAR portfolios, implemented in Q2 2010 and Q4 2010 respectively.

Key points
•
The general increase in total, Core and credit spread VaR is primarily due to a change in the time series used for the Dutch RMBS portfolio in RBS N.V. as more relevant and granular market data became available.

•
The total VaR at 31 March 2011 is lower than at 31 March 2010, due primarily to the disposal of a large portfolio of illiquid available-for-sale securities during 2010, and also due to the exceptional volatility of the market data from the period of the financial crisis dropping out of the 500 days of time series data used in the VaR calculation, which in particular impacted the credit spread VaR.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2011
1-2 years	-	19	-	38	57	-	18	-	34	52
2-3 years	12	19	43	70	144	12	17	42	64	135
3-4 years	-	5	11	206	222	-	5	10	194	209
4-5 years	15	15	-	36	66	15	14	-	33	62
5-10 years	96	467	313	385	1,261	85	435	232	342	1,094
>10 years	397	624	561	530	2,112	154	500	400	369	1,423

	520	1,149	928	1,265	3,862	266	989	684	1,036	2,975

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

Note:
(1)
Mortgage-backed securities (MBS) include sub-prime residential mortgage-backed securities with a notional amount of £455 million (31 December 2010 - £471 million) and a fair value of £330 million (31 December 2010 - £329 million), all with residual maturities of greater than 10 years.

The SCP is within Non-Core. The risk on this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio comprising illiquid debt securities. The main driver of the reduction in drawn notional is the depreciation of the US dollar and the amortisation of assets.

Additional information

	31 March 2011	31 December 2010

Ordinary share price	£0.408	£0.391

Number of ordinary shares in issue	58,579m	58,458m

Market capitalisation (including B shares)	£44.7bn	£42.8bn

Net asset value per ordinary share	£0.63	£0.64

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2010 will be filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

These first quarter 2011 results have not been audited or reviewed by the auditors.

Financial calendar

2011 interim results announcement	5 August 2011

2011 third quarter interim management statement	4 November 2011

2011 annual results announcement	23 February 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 May 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary